Exhibit 99.1

(2) The securities are held by New Leaf Ventures II, L.P. (“New Leaf”). The Reporting Person is a member of the investment committee of New Leaf Venture Associates II, L.P., which is the General Partner of New Leaf. The Reporting Person may be deemed to beneficially own the securities. The Reporting Person disclaims beneficial ownership over these securities, except to the extent of his pecuniary interest therein.